UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Kensey Nash Corporation

(Name of Subject Company)

Kensey Nash Corporation

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

490057106

(CUSIP Number of Class of Securities)

Joseph W. Kaufmann

Chief Executive Officer

Kensey Nash Corporation

735 Pennsylvania Drive

Exton, PA 19341

(484) 713-2100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David R. Shevitz

Mark D. Wood

Katten Muchin Rosenman LLP

525 W Monroe Street

Chicago, IL 60661-3693

(312) 902-5200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 3.03 and 8.01 of the Current Report on Form 8-K filed by Kensey Nash Corporation on May 3, 2012 (including all exhibits attached thereto) is incorporated herein by reference.

The following is a copy of a press release issued by Kensey Nash Corporation on May 3, 2012:

CONTACT:

Joseph W. Kaufmann

President and Chief Executive Officer

(484) 713-2100

KENSEY NASH AGREES TO BE ACQUIRED BY DSM FOR $38.50 PER SHARE IN CASH

DSM will commence all-cash tender offer in May

Tender Offer expected to be completed by June 30, 2012

EXTON, Pa., May 3, 2012—Kensey Nash Corporation (Nasdaq: KNSY), today announced that it has entered into a definitive agreement with Royal DSM (DSM) (NYSE Euronext: DSM KON), under which DSM has agreed to acquire all of the common stock of Kensey Nash through a cash tender offer, followed by a merger with a subsidiary of DSM, for $38.50 per share in cash.

“We are very pleased to have entered into the merger agreement with DSM, as the transaction will deliver significant value to our stockholders. The price to be paid to our stockholders represents a premium of 33% over our closing price on May 2, 2012,” said Joe Kaufmann, President and Chief Executive Officer. “When completed, the transaction will also be a great event for our strategic partners, customers and employees. DSM is a global Life Sciences and Materials Sciences company with sales around €9 billion and 22,000 employees worldwide. Their presence in biomedical materials markets comes from a unique convergence between their expertise in Life Sciences and Materials Sciences. Our employees will benefit from the growth and expansion that DSM envisions will occur from this combination of capabilities and resources,” Mr. Kaufmann added.

Walter Maupay, Jr., Chairman of the Board said, “The Board of Directors unanimously concluded that this transaction is in the best interests of Kensey Nash and its stockholders. We believe this is a very positive outcome for our stockholders and maximizes the value of Kensey Nash’s regenerative medicine platforms.”

Under the terms of the merger agreement, DSM will in May commence an all-cash tender offer to acquire all of the outstanding shares of common stock of Kensey Nash for $38.50 per share. The tender offer is currently expected to be completed by the end of June 2012. The tender offer is subject to customary conditions, including the tender of a majority of the outstanding shares of Kensey Nash common stock on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the completion of the tender offer, DSM will acquire the remaining outstanding shares of Kensey Nash common stock through a second step merger, subject to customary conditions.

Kensey Nash’s Board of Directors has unanimously approved the tender offer and resolved to recommend that Kensey Nash stockholders tender their shares to DSM in the tender offer.

Jefferies & Company, Inc. acted as the exclusive financial advisor to Kensey Nash in connection with the transaction, and Katten Muchin Rosenman LLP is serving as legal counsel to Kensey Nash. Citi served as the financial advisor to DSM, and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to DSM.

Conference calls

Conference Call and Webcast. Kensey Nash will be hosting a teleconference discussing the DSM transaction on Thursday, May 3, 2012 at 8:00 A.M. Eastern Time. To participate in the teleconference call, please dial 612-332-0634. Individuals interested in listening to the teleconference may also do so over the Internet at www.kenseynash.com. To do so, please go to www.kenseynash.com and choose Conferences and Webcasts on the Investor Relations page. Please allow 15 minutes prior to the start of the call to register and download and/or install any necessary software.

Today DSM will hold a conference call for the media from 08.00 AM—08.30 AM CET (+31 (0)10 29 44 215 or +44 (0) 203 365 3207) and a conference call for investors and analysts from 09.00 AM—10.00 AM CET (+31 (0)10 29 44 271 or +44 (0) 203 365 3207). Also, more information can be found in the presentation that can be downloaded from the Investors section of the DSM website www.dsm.com. The calls will be recorded and will be available for replay on www.dsm.com. Kensey Nash is not responsible for, and makes no warranties of any type with respect to, the contents or accuracy of any statements made on, or information included in, DSM’s conference call or on DSM’s website.

Important Additional Information Will Be Filed with the SEC

This press release does not constitute a recommendation to stockholders of Kensey Nash (the Company) to tender or otherwise sell shares of the Company’s common stock.

The tender offer described in this document has not yet commenced. At the time the tender offer is commenced, DSM and its newly formed merger subsidiary (together, “Parent”) will file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to the Company’s stockholders a Tender Offer Statement on Schedule TO, and the Company will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Parent, the Company, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Parent and the Company through the website maintained by the SEC at www.sec.gov once such documents are filed with the SEC. A copy of the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (once it becomes available) may be obtained free of charge from Kensey Nash’s website at www.kenseynash.com, or by directing a request to Kensey Nash at 735 Pennsylvania Drive, Exton PA 19341, Attn: Joseph W. Kaufmann. In addition, a copy of the Tender Offer Statement, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge from DSM’s website at www.dsm.com or by directing a request to DSM at Het Overloon 1, 6411 TE Heerlen, the Netherlands, Attn: Investor Relations.

About Kensey Nash Corporation. Kensey Nash is a medical device company primarily focused on regenerative medicine utilizing its proprietary collagen and synthetic polymer technology. Kensey Nash is recognized as a leader for innovative product development and unique technology in the field of resorbable biomaterials. Kensey Nash has an extensive range of products, which are sold through strategic partners in multiple medical markets, including the cardiology, orthopaedic, sports medicine, spine, trauma, craniomaxillofacial and general surgery markets.

About DSM—Bright Science. Brighter Living.™

Royal DSM is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM’s 22,000 employees deliver annual net sales of around €9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com.

Cautionary Note for Forward-Looking Statements. Statements in this press release regarding the proposed transaction between DSM and Kensey Nash, the expected timetable for completing the transaction, the potential benefits of the transaction, and other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Kensey Nash has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. Kensey Nash cautions that a number of risks, uncertainties and other important factors could cause Kensey Nash’s actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Kensey Nash stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the risk that DSM will not perform its obligations under the merger agreement; and the risk factors set forth from time to time in Kensey Nash’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, Kensey Nash undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.